Response to Item 77M

Eaton Vance Multi-Cap Growth Fund

Eaton Vance Multi-Cap Growth Fund ("Multi-
Cap Fund") was the surviving Fund in a
merger with Eaton Vance Global Growth
Fund ("Global Growth Fund"). In the merger, all of the assets of the EM Fund were transferred to Multi-Cap Fund in exchange for the issuance of Multi-Cap Fund shares and the assumption of all of Global Growth
Fund's liabilities by Multi-Cap Fund at a closing held on November 5, 2010. As a result of the merger, each shareholder of Global Growth Fund received full and fractional Multi-Cap Fund shares equal in value at the close of regular trading on the New York Stock Exchange on the date of the closing to the value of such shareholder's shares of the Global Growth Fund. The merger was approved by the Trustees of each Fund on June 7, 2010 and by the shareholders of Global Growth Fund on October 8, 2010. The Plan of Reorganization and other documents relevant to the merger are incorporated by reference to the Form N-
14 filings (and amendments thereto) filed by Eaton Vance Growth Trust on July 15, 2010
(Accession No. 0000940394-10-000720),
August 30, 2010 (Accession No.
0000940394-10-000925) and the filing on
September 2, 2010 (Accession No.
0000940394-10-000963.